SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 2)/1/



                              HCB BANCSHARES, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   40413N 10 6
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                                 (CUSIP Number)

                                      N/A
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             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                / /        Rule 13d-1(b)

                /X/        Rule 13d-1(c)

                / /        Rule 13d-1(d)

----------------
     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  1 of 5 Pages

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CUSIP NO. 40413N 10 6      /         13G            /         Page 2 of 5 Pages
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/ 1     /    NAMES OF REPORTING PERSONS:
/       /    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
/       /    VIDA H. LAMPKIN
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/ 2     /    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
/       /
/       /                                            (a)      /  /
/       /
/       /                                            (b)     /  /
/       /
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/       /
/ 3     /    SEC USE ONLY
/       /
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/       /
/ 4     /    CITIZENSHIP OR PLACE OF ORGANIZATION
/       /    UNITED STATES OF AMERICA
/       /
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/                       /    /
/                       / 5  /   SOLE VOTING POWER          98,078 (1)
/      NUMBER OF        /    /
/        SHARES         --------------------------------------------------------
/     BENEFICIALLY      / 6  /   SHARED VOTING POWER             0
/       OWNED BY        /    /
/         EACH          --------------------------------------------------------
/      REPORTING        / 7  /   SOLE DISPOSITIVE POWER     98,078 (1)
/        PERSON         /    /
/         WITH          /    /
/                       --------------------------------------------------------
/                       / 8  /   SHARED DISPOSITIVE POWER        0
/                       /    /
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/ 9     /    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
/       /    98,078
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/ 10    /    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
/       /     SHARES
/       /    / /
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/ 11    /    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
/       /    6.53% (2)
--------------------------------------------------------------------------------
/ 12    /    TYPE OF REPORTING PERSON
/       /           IN
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(1)  Includes  50,784  shares which may be acquired upon the exercise of options exercisable within 60 days.
(2) Assumes options for 50,784 shares have been exercised. Based on 1,450,230 shares of Common Stock outstanding as of January 31, 2004.

                                           ------------------------------
                                           /     Page 3 of 5 Pages      /
                                           ------------------------------

                       Securities and Exchange Commission
                              Washington, DC 20549

ITEM 1(a).  NAME OF ISSUER:
            HCB Bancshares, Inc.

ITEM 1(b).  ADDRESS  OF  ISSUER'S  PRINCIPAL  EXECUTIVE  OFFICES:

            237 Jackson Street, SW
            Camden, Arkansas  71701-3041

ITEM 2(a).  NAME OF PERSON FILING:

            Vida H. Lampkin

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
            203 Lampkin Circle
            Camden, Arkansas  71701

ITEM 2(c).  CITIZENSHIP:

            United States of America

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            Common Stock, par value $.01 per share.

ITEM 2(E).  CUSIP NUMBER:

            40413N 10 6

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13(d)-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

            Not applicable. This Statement is being filed pursuant to Rule 13d-1(c).

ITEM 4.     OWNERSHIP.

     (a)  AMOUNT  BENEFICIALLY  OWNED: See Row 9 of the second part of the cover
          ----------------------------
          page provided for each reporting person.

     (b)  PERCENT  OF CLASS:  See Row 11 of the  second  part of the cover  page
          ------------------
          provided for each reporting person.

     (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:  See Rows 5, 6, 7, and 8
          ---------------------------------------------
          of the second part of the cover page provided for each reporting person.

                                                ------------------------------
                                                /     Page 4 of 5 Pages      /
                                                ------------------------------

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: / /

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          No other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares held by the reporting personn.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not applicable.

ITEM 10.  CERTIFICATIONS.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                       /      Page 5 of 5 Pages     /
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 10, 2004                           /s/ Vida H. Lampkin
-----------------                           ------------------------------------
Date                                        Vida H. Lampkin, as an Individual
                                             Stockholder